16003090

SEC Mail Processing Section

FEB 22 2016

Washington DC 404

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanderlin Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5170 Sanderlin Avenue, Suite 102
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Mayfield 901-685-8881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. CPA PCAOB #760
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Matthew Kamler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanderlin Securities, L.L.C., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

My Commission Expires 10/17/2018

MARJORIE WHITNEY STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Sanderlin Securities, L.L.C.
December 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Sanderlin Securities, LLC

We have audited the accompanying statement of financial condition of Sanderlin Securities, LLC as of December 31, 2015, and the related statements of operations changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Sanderlin Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanderlin Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Sanderlin Securities, LLC's financial statements. The supplemental information is the responsibility of Sanderlin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 4, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

STATEMENT OF FINANCIAL CONDITION

Sanderlin Securities, L.L.C.
December 31, 2015

ASSETS	
Cash	$ 94,959
Deposits with clearing broker	1,324,467
Deposit with regulatory agency	862
Municipal securities owned	1,030,589
Accounts Receivable	295
Accrued interest receivable	11,259
Furniture and equipment, net	6,660
Prepaids and other	14,496
Total assets	$ 2,483,587
LIABILITIES AND MEMBERS' EQUITY	
Due to clearing broker	$ 1,000,976
Accounts payable and accrued expenses	18,752
Total liabilities	1,019,728
Members' equity	1,463,859
Total liabilities and members' equity	$ 2,483,587

See notes to financial statements.

STATEMENT OF INCOME

Sanderlin Securities, L.L.C.
Year Ended December 31, 2015

Revenues	
Trading profits	$ 356,136
Interest income	43,006
	399,142
Expenses	
Employee compensation and benefits	233,136
Communication and information services	53,996
Clearing fees	80,924
Regulatory fees	4,817
Occupancy	20,215
Management fees	33,996
Other operating expenses	37,042
	464,126
Income before state income tax	(64,984)
State income tax	-
Net income	$ (64,984)

See notes to financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Sanderlin Securities, L.L.C.
Year Ended December 31, 2015

Balance at December 31, 2014	$ 1,528,843
Capital contributions	-
Capital withdrawals	-
Net income	(64,984)
Balance at December 31, 2015	$ 1,463,859

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2015

Subordinated liabilities at December 31, 2014	$	-
No activity during year		-
Subordinated liabilities at December 31, 2015	$	-

See notes to financial statements.

STATEMENT OF CASH FLOWS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$	(64,984)
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization		2,215
Loss on disposition of equipment		97
Changes in operating assets and liabilities		
Deposits with clearing broker		100,000
Deposit with regulatory agency		1,289
Municipal securities owned		383,573
Accounts receivable		(295)
Accrued interest receivable		4,266
Other assets		(360)
Due to clearing broker		(352,442)
Accounts payable and accrued expenses		(6,879)
Net cash provided by operating activities		66,480
Cash flows from investing activity - purchase of equipment		(5,514)
Cash flows from financing activities		
Capital contributions		-
Capital withdrawals		-
Net cash used for financing activities		-
Net decrease in cash		60,966
Cash at beginning of year		33,993
Cash at end of year	$	94,959
Supplemental cash flow disclosures:		
Cash paid for state income tax	$	-

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2015

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanderlin Securities, L.L.C. (the Company), a Tennessee limited liability company, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company began operations as a registered broker-dealer on January 29, 2001.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions and perform certain recordkeeping functions. Safekeeping services for customer securities are provided by the clearing broker on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party 45 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Sanderlin Securities, L.L.C. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the members' individual activities.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

As a limited liability company, the net income of the Company is not subject to federal income tax. The members report the net income of the Company on their personal income tax returns.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). No amounts have been recognized or disclosed related to uncertain tax positions. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively. Income tax returns for fiscal years ending on or after December 31, 2012 are subject to examination by taxing authorities.

Continued

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from these estimates.

Material estimates, that are particularly susceptible to significant change in the near future, relate to the determination of fair value of municipal securities owned.

The fair value of municipal securities is obtained by management from third party providers. These valuations are subject to fluctuations caused by current market conditions and other matters. It is reasonably possible that the fair value of municipal securities could change materially in the near term.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets.

Securities Transactions and Revenue Recognition

In the ordinary course of business, the Company purchases municipal securities from other dealers for its own account. The securities are then sold to other dealers or to certain members of the Company and their related interests. All of the Company's securities transactions are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Municipal securities owned are carried at estimated fair value. Changes in fair value are included in trading profits in the statement of income.

Fair Value of Assets and Liabilities

GAAP defines fair value and establishes a framework for measuring fair value. Fair value measurements apply to financial assets and liabilities recognized at fair value on a recurring basis or nonrecurring basis, as well as to non-financial assets and liabilities which are re-measured at least annually.

Continued

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable market data, when available, and minimizes the use of unobservable inputs when determining fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing an asset or liability based on the best information available in the circumstances.

Assets and liabilities measured at fair value are grouped into three broad levels based on the reliability of valuation inputs used to determine fair value as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and modeling techniques based on inputs that are observable for the assets or liabilities.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs varies from product to product and is affected by a variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Subsequent Events

Management has reviewed events occurring through February 4, 2016 the date the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

Continued

2. DUE TO/FROM CLEARING BROKER

At December 31, 2015, $50,000 was on deposit with the clearing broker and $1,274,467 was also on deposit as a trading deposit.

The Company clears all transactions through a clearing broker on a fully disclosed basis. The amount payable at December 31, 2015 of $1,000,976 to the clearing broker relates to these transactions and is collateralized by securities owned by the Company.

3. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 17,981
Less accumulated depreciation and amortization	11,321
	$ 6,660

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,324,363, which was $1,224,363 in excess of its required net capital of $100,000. The Company's net capital ratio was .0142 to 1.

5. RELATED PARTY TRANSACTIONS

Guaranteed payments to members in 2015 totaled $89,411.

The Company leases office space from a related entity under an agreement expiring February, 2016. The Company has executed a new one-year agreement beginning March 1, 2015 with the option to renew the lease for four additional one-year periods beginning March 1, 2016. Rent expense paid during 2015 was $18,000. The Company paid accounting fees and management fees to the same entity of $8,769 and $33,996, respectively, during 2015.

Continued

6. OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss due to market fluctuations or interest rate changes.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

7. FAIR VALUE MEASUREMENTS

The financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 are as follows:

	Level 1	Level 2	Level 3	Fair Value
Municipal securities owned	$ --	$1,030,589	$ --	$1,030,589

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I

Sanderlin Securities, L.L.C.
December 31, 2015

NET CAPITAL	
Total members' equity	$ 1,463,859
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	1,463,859
Deductions and/or charges for nonallowable assets:	
Certain deposits with clearing broker and regulatory agency	50,862
Accrued interest receivable	11,259
Other receivables	295
Furniture and equipment, net	6,660
Other assets	14,496
	83,572
Net capital before haircuts on securities positions	1,380,287
Haircuts on municipal securities	(55,924)
Net capital	$ 1,324,363
AGGREGATE INDEBTEDNESS COMPUTATION	
Liabilities from statement of financial condition - accounts payable and accrued expenses	$ 18,752
Total aggregate indebtedness	$ 18,752
Percentage of aggregate indebtedness to net capital	1.42%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
Excess net capital	$ 1,224,363
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 1,204,363

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2015 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
SCHEDULE II

Sanderlin Securities, L.L.C.
December 31, 2015

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
SCHEDULE III

Sanderlin Securities, L.L.C.
December 31, 2015

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

Sanderlin Securities, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Sanderlin Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sanderlin Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Sanderlin Securities, LLC stated that Sanderlin Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sanderlin Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sanderlin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 4, 2016

Sanderlin Securities, L.L.C.'s
Exemption Report

Sanderlin Securities, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii):

> Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sanderlin Securities, L.L.C.

I, Matthew Kamler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Matthew D Kamler
Vice President

Date 2/4/2016